FORM OF LETTER TO

STOCKHOLDERS WHO HAVE

REQUESTED INFORMATION

THE MEXICO FUND, INC.

1775 I STREET, NW, SUITE 1100

WASHINGTON, DC 20006

Dear Stockholder:

As you requested, we are enclosing a copy of the Offer Notice of The Mexico Fund, Inc. (“Fund”), a Maryland corporation registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The Offer Notice describes the tender offer being extended by the Fund, which permits Stockholders to request the purchase of up to fifteen percent (15%) of its issued and outstanding common stock, par value $1.00 per share (“Shares”), in exchange for a pro-rata portion of each of the securities (other than short-term fixed income securities with maturities of less than one year, securities with transfer restrictions and certain illiquid securities) subject to adjustment for fractional shares and odd lots (“Portfolio Securities”), and cash held in the Fund’s investment portfolio, at a price equal to 98.00% of the Shares’ net asset value (“NAV”) in U.S. dollars as of the close of the regular trading session of the New York Stock Exchange on the Expiration Date, subject to the terms and conditions set forth in the Offer Notice dated September 3, 2009 and the related Letter of Transmittal (which together constitute the “Offer Documents”) (“Offer”). THE OFFER EXPIRES AT 11:59 P.M., NEW YORK CITY TIME ON OCTOBER 5, 2009, UNLESS EXTENDED (“EXPIRATION DATE”).

If, after reviewing the information set forth in the Offer Documents, you wish to tender your Shares for purchase by the Fund, please contact your broker, dealer or other nominee to tender your Shares for purchase for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer Documents to tender your Shares for purchase. If the number of Shares tendered for purchase exceeds the number of Shares which the Fund is offering to purchase, the Fund will purchase tendered Shares on a pro-rata basis. To receive the Portfolio Securities, you must make arrangements to establish custodial and securities accounts on your behalf with a bank or broker in Mexico (“Mexican Account”). You may also consider contacting a broker, dealer, commercial bank, trust company or other nominee and depositing your shares in an account with it and seeking its assistance in participating in the Offer. Please be advised that certain brokers, dealers or other parties may require instructions and information regarding the Mexican Account that are in addition to what is currently required by the Fund pursuant to the Offer, in order for such firms to facilitate the stockholder’s participation in the Offer. Certain Mexican securities brokers or custodians, at which a participating stockholder establishes a Mexican Account, may choose not to accept tender offer proceeds on behalf of participating stockholder clients For may delay acceptance of proceeds until the additional instructions and confirmations are received from their participating stockholder clients. Accordingly, if you wish to participate in the Offer you may wish to consult a broker, dealer, commercial bank, trust company or other nominee well in advance of the Expiration Date to ensure compliance with any additional informational requirements imposed by such firms.

The Offer is not being made to (nor will purchase requests be accepted from or on behalf of) Stockholders residing in any jurisdiction in which the making of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. The manner of payment of proceeds may be adjusted to accommodate restrictions in certain jurisdictions. To the extent that the securities laws of any jurisdiction would require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Fund’s behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

All stockholders are also advised that the following representations are required of participants:

(1) if your tender of Fund shares and/or receipt of Portfolio Securities has been executed through a broker-dealer, that broker-dealer (i) is licensed in the jurisdiction in which you reside and (ii) did not exercise trading authority or control over your decision to participate in this Offer (i.e., you instructed your broker to submit your Fund shares);

(2) none of the Fund, its investment adviser, nor any issuer of Portfolio Securities has made any recommendations regarding your participation in the Offer and none has recommended your receipt of Portfolio Securities in exchange for Fund shares, either directly or in a manner that would bring their recommendations to your attention; and

(3) the Fund has not, in connection with this Offer , volunteered information to you concerning the issuers of Portfolio Securities.

These documents are issued by the Fund and to the extent that they are deemed to constitute a financial promotion capable of having effect in the United Kingdom it has been approved by Computershare Investor Services PLC, an affiliate of the Information Agent for the purpose of the Financial Services and Markets Act of 2000 of the United Kingdom.

Computershare Investor Services PLC is authorized and regulated by the Financial Services Authority and is registered in the United Kingdom, no. 03498808 and its registered office is at The Pavilions, Bridgwater Road, Bristol, BS13 8AE.

You may be charged a fee by a broker, dealer or other institution for establishing the Mexican Account, and/or a fee by a broker, dealer or other institution for submitting the documentation necessary to participate in the Offer . It should also be noted that participation in the Offer will generally be a taxable transaction.

Neither the Fund nor its Board of Directors is making any recommendation to you or any holder of Shares as to whether to participate in the Offer . You are urged to consult with your broker, financial adviser or tax adviser before deciding whether to participate in the Offer . The Fund has been advised that no director or officer of the Fund intends to participate in the Offer. However, the Fund’s investment adviser intends to participate in the Offer.

The Fund’s NAV on August 28, 2009 was $22.88 per Share. The NAV can be expected to vary with changes in the value of the investments held by the Fund. On the Expiration Date, the NAV may be higher or lower than it was on August 28, 2009. The Fund publishes its NAV each Monday in THE WALL STREET JOURNAL under the heading “Closed End Funds.” The Fund’s NAV is also published in BARRON’S. The Fund’s web site (www.themexicofund.com) also publishes the daily NAV of the Fund.

During the pendency of the Offer, you may obtain current NAV quotations for the Fund by calling Georgeson Inc., the Information Agent, at 1-888-877-5373 between the hours of 9:00 a.m. and 5:00 p.m., New York City time, Monday-Friday (except holidays). Requests for additional copies of the Offer Documents and any other relevant documents may also be directed to the Information Agent.

The Fund anticipates publishing the Fund’s schedule of investments via press release and on the Fund’s web site on or about the Expiration Date. The Portfolio Securities will be a pro-rata portion of the Fund’s schedule of investments subject to certain adjustments.

Should you have any other questions on the enclosed material, please do not hesitate to contact your broker, dealer or other nominee, or call the Information Agent at the number set forth immediately above.

Yours truly,

THE MEXICO FUND, INC.

September 3, 2009